Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: May 22, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, May 22, 2006 Page 1 of 1

Record day set for distribution of Husqvarna AB shares
On April 24, 2006, the Electrolux AGM decided to distribute all shares in Husqvarna AB to Electrolux shareholders in accordance with a prospect published on April 6, 2006.
The record day to receive shares in Husqvarna has been set to June 12, 2006. The last day of trading in the Electrolux share including entitlement to dividend of shares in Husqvarna will be June 7, 2006. As of June 8, 2006 the price of the Electrolux share will be adjusted naturally to reflect the fact that Husqvarna is no longer part of the valuation of Electrolux. Trading in the Husqvarna share is expected to start on June 13, 2006, on the O-list of the Stockholm Stock Exchange.
A supplement to the prospectus regarding the distribution of shares in Husqvarna AB has been published today on the Electrolux website at www.electrolux.com/prospectus. The supplement includes financial information for Husqvarna for the period January to March 2006. As operations from Electrolux to Husqvarna are transferred at book values according to the predecessor basis the supplement also include, in accordance with internationally accepted accounting practices, Combined Financial Statements for the new Husqvarna Group for the years 2004-2005.
For more information please contact the Electrolux Press Hotline, +46 8 657 65 07.
Electrolux is the world’s leading producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG-Electrolux, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2005, Electrolux had sales of SEK 129 billion and 70,000 employees.